FAIRFAX  News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, December 4, 2006

FAIRFAX ANNOUNCES PRICING OF ODYSSEY RE SHARE OFFERING

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced today the pricing of an underwritten public offering of 9,000,000 shares of Odyssey Re Holdings Corp. (NYSE:ORH) common stock at a price of US$34.60 per share, resulting in net proceeds to Fairfax of approximately US$300 million. Fairfax has granted the underwriters an option to purchase up to 1,350,000 additional shares of common stock to cover over-allotments, if any. The offering was jointly led by Citigroup Corporate and Investment Banking and Wachovia Capital Markets, LLC.

Fairfax, which will continue to own a majority of the shares of Odyssey Re after the offering, intends to use the proceeds it receives from the offering for general corporate purposes, which may include opportunistically effecting open market or privately negotiated repurchases of its outstanding debt or shares. Odyssey Re will not receive any proceeds from the sale of the shares.

This notice does not constitute an offer of any securities for sale, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A written prospectus relating to the offering, when available, may be obtained from Citigroup Corporate and Investment Banking, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220 (tel.: 718-765-6732) or Wachovia Capital Markets, LLC, Attention: Equity Syndicate, 375 Park Avenue, 4th Floor, New York, NY 10152 (e-mail: equity.syndicate@wachovia.com).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:     Greg Taylor, Chief Financial Officer, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described on pages 118 to 123 of our original 2005 Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed September 28, 2005 with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.